§240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to §240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to §240.13d-2.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.2)

Kernel Group Holdings Inc.

(Name of Issuer)

Class A ordinary share, $0.0001 par value per share

(Title of Class of Securities)

G5259L103

(CUSIP Number)

January 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Schedule 13G is being amended to report the separation of units into common shares and warrants to purchase common shares. Pursuant to Rule 13d-2(b), the events reported in this Schedule 13G Amendment are not reportable until 45 days after the end of calendar year 2022. The reporting person is electing to file this Schedule 13G Amendment early on a voluntary basis.

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CUSIP No. G5259L103

1	NAMES OF REPORTING PERSONS Teacher Retirement System of Texas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,500,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,500,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

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CUSIP No. G5259L103

Item 1.

(a)	Name of Issuer:

Kernel Group Holdings, Inc., a Cayman Islands exempt company (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

2 Rousseau Street, San Francisco, CA 94112
Item 2.

(a)	Name of Person Filing:

Teacher Retirement System of Texas

(b)	Address of Principal Business Office or, if none, Residence:

1000 Red River Street, Austin, Texas 78701

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Class A ordinary share, par value $0.0001 per share (“Class A Ordinary Shares”)

(e)	CUSIP Number:

G5259L103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)	☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

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(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on January 31, 2022, Teacher Retirement System of Texas exercised its option to convert 2,500,000 units, resulting in 2,500,000 shares of Class A common stock, par value $0.0001 per share (the “Class A Ordinary Shares”) and 1,250,000 redeemable warrants, where each whole warrant entitles the holder to purchase one Class A Ordinary Share (the “Warrants”). The Issuer’s warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination and 12 months from the closing of the Issuer’s initial public offering.

(b)	Percent of class:

As of the close of business on January 31, 2021, Teacher Retirement System of Texas may be deemed to have beneficially owned 2,500,000 shares of the Issuer’s Class A Ordinary Shares or 8.2% of the Issuer’s Class A Ordinary Shares outstanding, which percentage was calculated based on 30,475,000 shares of the Issuer’s Class A Ordinary Shares outstanding as of February 5, 2021, as reported in the Issuer’s Form 8-K filed on February 11, 2021.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

2,500,000

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition:

2,500,000

(iv)	Shared power to dispose or to direct the disposition:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Not applicable.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

(b) Not applicable.

(c) Not applicable.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2022

Teacher Retirement System of Texas

By:	/s/ Heather Traeger
Name:	Heather Traeger
Title:	General Counsel & Chief Compliance Officer